Empower Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

December 11, 2024

VIA EDGAR

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Empower Funds, Inc. (“Registrant”)
Post-Effective Amendment No. 181 to Registration Statement on Form N-1A
File Nos. 2-75503, 811-03364

Mr. Cowan:

Filed herewith is post-effective amendment no. 181 (“Amendment No. 181”) to the above referenced registration statement filed on behalf of Empower Funds, Inc. (“Empower Funds” or “Registrant”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”).

Amendment No. 181 reflects changes in response to comments of the Commission staff (“Staff”) on post-effective amendment No. 180 (“Amendment No. 180”) to Empower Funds’ registration statement, filed pursuant to Rule 485(a)(1) under the 1933 Act on September 27, 2024. Amendment No. 180 was filed to reflect the addition of one new fund, which is a series of Empower Funds.

RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment on Amendment No. 180, communicated by telephone on November 21, 2024, followed by Registrant’s responses. Capitalized terms not defined in this letter have the meanings given them in the prospectus for the Empower Lifetime 2065 Fund.

Comment No. 1

Because this registration statement includes all of the Funds, please update the relevant disclosure in the prospectus for all of the Funds and update ticker information for the Empower 2065 Lifetime Fund.

Response

Comment complied with by updating all relevant disclosure in the prospectus for all Funds and updating the ticker information for the Empower Lifetime 2065 Fund.

Comment No. 2

Example, page 1. In previous prospectus filings, the first sentence of the second paragraph stated: “The Example assumes that you invest $10,000 in the Fund for the time periods indicated and applies whether you hold or redeem all of your shares at the end of each period.” Please explain why that language was changed for this prospectus to now state: “The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period.”

Response

Registrant respectfully notes that the sentence was revised in 2023 for all Empower Funds prospectus filings to comply with Item 3 of instruction Form N-1A which states: “The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.”

Empower Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

Comment No. 3

Fund-of-Funds Structure Risk, page 79. Please clarify whether the following sentence is referring to the net asset value of the Fund shares or the securities of the Underlying Funds: “As a result, the net asset value of the Fund’s securities may be more susceptible to any single economic, political or regulatory event than that experienced by a similarly structured diversified fund.”

Response

Comment complied with by revising the sentence to state the following: “As a result, the Fund may be more susceptible to any single economic, political or regulatory event than that experienced by a similarly structured diversified fund.”

Comment No. 4

Performance, page 81. Please identify supplementally which broad-based securities market index the Empower Lifetime 2065 Fund will use when it begins reporting performance.

Response

Registrant notes the MSCI ACWI Index will be the broad-based securities market index used to measure performance of the Empower Lifetime 2065 Fund.

Comment No. 5

Principal Investment Risks, page 89. The Fixed Income Securities Risk references below investment grade securities (junk bonds); if the Funds invest in these types of securities please consider adding a specific below investment grade securities risk.

Response

Comment complied with by removing the reference to below investment grade securities in Fixed Income Securities Risk and adding the following risk to the Fund disclosure, as applicable:

Below Investment Grade Securities Risk - Below investment grade securities (commonly known as “high yield securities” or “junk bonds”) are speculative, have a higher degree of credit risk and interest rate risk, and may be less liquid and subject to greater volatility in market value than investment grade securities. The lower a security’s quality, the more it is subject to credit risk and the more speculative it becomes with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of its obligations. Changes in interest rates, the market’s perception of the issuer, and the creditworthiness of the issuer may significantly affect the value of these bonds. Some of these securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, causing their value to be highly volatile. The secondary market for high yield securities may be less liquid than the markets for higher quality securities, which may have an adverse effect on the market values of certain securities.

Comment No. 6

Advisory Fees, page 93. The second to last sentence of the first paragraph states: “ECM has contractually agreed to reduce its management fee by 0.35% of the amount each Fund allocates to the Contract.” This sentence implies that all Funds are invested in the Contract, however, only the Empower Lifetime 2015-2040 Funds are invested in the Contract. Please revise the sentence to clarify that not all Funds are invested in the Contract.

Response

Registrant notes that the Funds investing in the Contract will change over time. Registrant revised the sentence to state the following: “For the Funds that invest in the Contract, ECM has contractually agreed to reduce its management fee by 0.35% of the amount each Fund allocates to the Contract.”

Comment No. 7

SAI, Cover page. Please confirm that the auditor consent filed with the 485(b) filing will cover all of the Funds in this SAI.

Response

Registrant confirms the auditor consent filed with the 485(b) filing covers all of the Funds in this SAI.

Empower Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

Please do not hesitate to contact me at (303) 737-4675, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Ryan L. Logsdon
Ryan L. Logsdon
Chief Legal Officer & Secretary

Enclosures

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